SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 23, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Publicly-held Company

Regarding a recent research report from a bank and a few press articles, which state that CSN has negative financials impacts with BRL depreciation for not having hedging instruments on its debt, we clarify that:

•         CSN has part of its debt denominated in USD, which generates a short position in this currency. This exposure is completely offset by the use of the following instruments:

o   CSN’s cash position in USD;

o   Namisa’s cash position in USD;

o   Derivatives booked at CSN;

o   Hedge Accounting booked at CSN.

•         The final balance of these items in 06/30/2015 is showed below:

US Dollar Denominated Items Balance Sheet - 06/30/2015

US$ MM	CSN & Subsidiaries	Namisa 60%	Pro forma Consolidation¹
Cash	2,269	943	3,211
Trade Receivables	178	6	184
Other Assets	0	0	0
Total Asset	2,446	949	3,395
Borrowings and Financing	4,525	0	4,525
Trade Payables	150	16	165
Other Liabilities	18	0	18
Total Liabilities	4,693	16	4,709

Foreign Exchange Exposure	-2,247	933	-1,314

Notional Amount of derivatives contracted²	645	0	645

Hedge Accounting of exports³	775	0	775

Net Foreign Exchange Exposure[4]	-827	933	106

1-      We consider a pro forma consolidation for the FX exposure management, by adding to the balance sheet of CSN & Subsidiaries 60% of the balance sheet of the joint venture Namisa (CSN detains 60% of this company).

2-      The indicated derivatives consist in a long USD position achieved via NDFs (Non-Deliverable Forwards).

3-      The Hedge Accounting  adopted by CSN correlates the projected exports flow in USD with part of the scheduled debt principal payments in the same currency. Therefore, the exchange rate variation of part of the USD denominated debt is temporarily booked on shareholder’s equity, flowing through P&L in the future, when the revenues in USD from exports occur.

4-      The net foreign exchange exposure is calculated by the sum of the following items: (i) Foreign Exchange Exposure, (ii) Notional Amount of Derivatives and (iii) Hedge Accounting.

São Paulo, September 23, 2015.

________________________________________________________

Gustavo Henrique Santos de Sousa

Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 23, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.